SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification on commercial viability of oil fields

(Rio de Janeiro, September 30, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, wishes to clarify that the information provided on the declaration of commercial viability of two oil fields in the Campos Basin up to the year-end, is customary practice in the oil industry. Following the announcement of potential hydrocarbon finds, the Company continues to develop its exploration program until it is able declare commercial viability to the National Petroleum Agency (ANP), pursuant to the provisions of the concession contracts.

In this respect, part of the area of the former BC-60 block, where the so-called Parque das Baleias oil-bearing complex already exists, is still in the exploratory/evaluation phase, with the prospect that part of its oil producing potential may be declared commercially viable before the end of this year. Out of the potential 2.1 to 2.5 billion barrels of oil equivalent, approximately 1 billion has already been classified as total reserves in the Jubarte, Cachalote and Baleia Franca fields, with about 800 million boe already classified as proven reserves. The volumes still unclassified as reserves are contingent upon the execution of a schedule of exploration activities and evaluations, as called for under the concession contracts, before a declaration of their commercial viability can be announced. The oil-bearing potential of these discoveries was widely published by the Company, principally in the Press Release of June 4 2003.

Pursuant to the prevailing legislation and according to the ANP’s Technical Regulation criteria for classification and appropriation of established reserves, Petrobras announces its Annual Reserves Bulletin at the beginning of each fiscal year. The proven reserves in this Annual Bulletin are duly certified and audited by an independent company.

The information on discoveries, the commercial viability of which has still not be declared or oil- bearing potential not incorporated into reserves, are subject to revision and fresh evaluation of potential.

http: //www.petrobras.com.br/ri/english

Contact:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 2534-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.